October 10, 2024

John D. Kelly
Executive Vice President, Chief Financial Officer and Treasurer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, Illinois 60607

       Re: Huron Consulting Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Annual Report to Security Holders for Fiscal Year Ended December 31, 2023
           File No. 000-50976
Dear John D. Kelly:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Executive Highlights, page 24

1. You present Adjusted EBITDA as a percentage of revenues before reimbursable expenses revenues, a non-GAAP financial measure, without disclosing its most directly comparable GAAP measure, net income as a percentage of revenues, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation
S-K
       and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Summary of Results, page 25

2. Please remove the total segment profit non-GAAP measure from pages 25 and 30 and elsewhere throughout all your filings or remove the other operating expenses adjustment, since this adjustment appears to result in the exclusion of normal,
 October 10, 2024
Page 2

       recurring, cash operating expenses. If segment profit amounts are desired for reconciliation purposes, such as on page 25, present each of the three segment profit amounts in lieu of presenting total segment profit in the reconciliation. Refer to
       Questions 100.01 and 104.04 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations. Also, revise your segment management's discussion and analysis to discuss with quantification the business reasons for changes between periods in any material reconciling items of the segment reconciliation in Note 19, such as other operating expenses. In circumstances where there are more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to
       Item 303 of Regulation S-K and SEC Release No. 33-8350.
Consolidated Financial Statements
Consolidated Statements of Earnings and Other Comprehensive Income, page F-5

3. The total revenues and reimbursable expenses line item appears to represent your revenues and should be retitled as such. The revenues line item appears to exclude revenues from reimbursable expenses and should also be retitled to better describe what it actually represents. These revisions should be made throughout all your filings, including the titles used for other measures presented using these line items, such as when amounts are presented as a percentage of revenues before reimbursable expenses revenues. Refer to ASC 606.
Annual Report to Security Holders for Fiscal Year Ended December 31, 2023
2023 Performance Highlights, page i

4. When you present and/or discuss changes in non-GAAP measures in your Annual
       Report to Security Holders, please also present and/or discuss the comparable GAAP measures and provide the required reconciliations. Below are several examples of non-GAAP disclosures that appear to be missing certain disclosures required by Item
       100(a) of Regulation G:
           expanded adjusted EBITDA margins for the third consecutive year (page I), adjusted EBITDA margin increased 70 basis points in 2023, compared to 2022
          (page I),
           2023 culminated in our third consecutive year of 50+ basis point adjusted
          EBITDA margin improvement (page III), and in 2023, we generated free cash flow of $100 million (page III).


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 10, 2024
Page 3

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services